UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)
Information to be included in Statements Pursuant to Rules 13d-1(b)(c) and (d) and Amendments
thereto filed pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 3)(1)

HEALTHGATE DATA CORP.

(Name of Issuer)

Common Stock, par value $0.03 per share

(Title of Class of Securities)

42222 H

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42222 H

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackwell Publishing, Ltd. (Formerly known as Blackwell Science, Ltd.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
		585,231		shares owned by Blackwell Publishing, Ltd.
		88,759		shares owned by a subsidiary of Blackwell
		TOTAL:	673,990	Publishing, Ltd.

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power
		585,231		shares owned by Blackwell Publishing, Ltd.
		88,759		shares owned by a subsidiary of Blackwell
		TOTAL:	673,990	Publishing, Ltd.

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 673,990 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.5%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer HEALTHGATE DATA CORP.
	(b)	Address of Issuer’s Principal Executive Offices 25 Corporate Drive Burlington, MA 01803

Item 2.
	(a)	Name of Person Filing Blackwell Publishing, Ltd.
	(b)	Address of Principal Business Office or, if none, Residence 9600 Garsington Road, Oxford, OX42DQ, UK
	(c)	Citizenship United Kingdom
	(d)	Title of Class of Securities Common Stock, par value $0.03 per share
	(e)	CUSIP Number 42222 H

Item 3.	Not applicable.

Item 4.	Ownership
(a) Amount beneficially owned: 673,990 shares, which includes 585,231 shares owned by Blackwell Publishing, Ltd., and 88,759 shares owned by a wholly-owned subsidiary of Blackwell Publishing, Ltd.
(b) Percent of class: 12.5%
(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

673,990 shares, which includes 585,231 shares owned by Blackwell Publishing, Ltd., and 88,759 shares owned by a wholly-owned subsidiary of Blackwell Publishing, Ltd.

(ii) Shared power to vote or to direct the vote N/A
(iii)

Sole power to dispose or to direct the disposition of

673,990 shares, which includes 585,231 shares owned by Blackwell Publishing, Ltd., and 88,759 shares owned by a wholly-owned subsidiary of Blackwell Publishing, Ltd.

(iv) Shared power to dispose or to direct the disposition of N/A

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable.

Note:      All information in this Schedule 13G is as of the close of business on December 31, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2004
(Date)

BLACKWELL PUBLISHING, LTD.
(formerly known as Blackwell Science, Ltd.)

By:	/s/ Robert Campbell
Name:	Robert Campbell
Title:	President